Exhibit 99.1

Scorpio Tankers Inc. Announces Closing of Merger with Navig8 Product Tankers Inc.
MONACO-September 1, 2017 - Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio” or the “Company”) announced today that it has closed the previously announced merger (the “Merger”) with Navig8 Product Tankers Inc. (“NPTI”). As consideration, Scorpio has issued 55 million shares of its common stock to the holders of NPTI’s common shares or 19.7% of the current 279,663,300 Scorpio common shares issued and outstanding.
Through the Merger and related transactions, Scorpio has acquired an operating fleet of 27 eco-design product tankers, comprised of 15 LR2s and 12 LR1s with a weighted average of 1.2 years and an aggregate carrying capacity of approximately 2.6 million dwt. Scorpio’s operating fleet now consists of 105 owned or finance leased tankers (38 LR2 tankers, 12 LR1 tankers, 41 MR tankers and 14 Handymax tankers) with a weighted average age of approximately 2.1 years, and 20 time or bareboat chartered-in tankers (two LR2 tankers, nine MR tankers and nine Handymax tankers). In addition, as of the date hereof, Scorpio has contracts for the construction of four newbuilding MR product tankers, which Scorpio refers to as its Newbuilding Program. The vessels in Scorpio’s Newbuilding Program are expected to be delivered throughout the remainder of 2017 and first quarter of 2018.
In connection with the Merger, Merrick Rayner, whose appointment is effective today, will join the board of directors of Scorpio as an independent director. Mr. Rayner has over 40 years of experience in the tanker business. From 1974 to 2003, Mr. Rayner was a broker at H. Clarkson & Company Limited shipbrokers, with experience in both the deep sea tanker chartering business as well as new and second hand vessel sale and purchase. From 1987 to 1989 Mr. Rayner served as Director of Clarkson Sale and Purchase Division. From 1989 until leaving H. Clarkson & Company Limited in 2003, he was a director of the company, and also served as a director of Clarkson Research Studies from 1992 until 2003. In 2003 Mr. Rayner joined E.A. Gibson’s shipbrokers as a broker, where he developed the company’s time charter group. He also served as a director of Gibson’s from 2012 until his retirement in 2016. Mr. Rayner currently resides in the United Kingdom.
About Scorpio Tankers Inc.
Scorpio is a provider of marine transportation of petroleum products worldwide. Scorpio now currently has 105 owned or finance leased product tankers (38 LR2 tankers, 12 LR1 tankers, 41 MR tankers and 14 Handymax tankers) with an average age of 2.1 years and time or bareboat charters-in 20 product tankers (two LR2 tankers, nine MR tankers and nine Handymax tankers). Scorpio also has contracted for four newbuilding MR product tankers which are expected to be delivered throughout the remainder of 2017 and the first quarter of 2018.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Scorpio will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of our operations, risks relating to the integration of NPTI’s operations and the possibility that the anticipated synergies and other benefits of the acquisition will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the Merger and the related transactions, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.
Contacts:

Scorpio Tankers Inc.
9, Boulevard Charles III
Monaco 98000
Attn: Investor Relations
+377-9798-5716
investor.relations@scorpiotankers.com

Scorpio Tankers Inc.
212-542-1616